November 6, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Mr. Philip L. Rothenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust
Registration Statement on Form S-11
File No. 333-162184

Dear Ms. Barros and Mr. Rothenberg:

Our client, Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”), today has filed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-162184) (the “Registration Statement”). As filed, Amendment No. 1 has been marked to show changes from the Company’s initial filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on September 28, 2009. We have enclosed with this letter a marked copy of Amendment No. 1.

This letter responds to the comments from the Commission staff (the “Staff”), received in a letter dated October 28, 2009 (the “Comment Letter”), with respect to the Registration Statement, and the changes reflected in Amendment No. 1 include those made in response to the Comment Letter.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1 to the Registration Statement.

General Comments

1.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified any specific hotel assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. At a minimum, please address the application of Guide 5 to Highland Hospitality Corporation. See Securities Act Release 33-6900.

The Company acknowledges the import of the Staff’s comment that certain disclosure required by Guide 5 may be helpful to potential investors in a REIT that, like the Company, does not yet have any identified assets. Accordingly, in preparing the Registration Statement and Amendment No. 1, the Company endeavored to provide the suggested disclosure to the extent that it believes that it is applicable and appropriate and would be helpful to potential investors. The Company has reviewed the referenced release, and believes that it has met the standard articulated there by providing “clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investments.”

Securities and Exchange Commission

November 6, 2009

Without any identified assets, the Company understands that the skills and experience of its management team is likely to be a significant driver of investor interest in the shares being offered by the Registration Statement. Nevertheless, the fact that the Company’s co-founders, Messrs. Francis and Vicari, are not sponsors of an investment “program” as contemplated by Guide 5 is clear from their experience and biographical information included in the Registration Statement. Messrs. Francis and Vicari first began working together in December 2003, when they assumed CEO and CFO positions for Highland Hospitality Corporation (“Highland”), a lodging REIT which, from the time of its IPO in 2003 to its sale in 2007, operated its business in much the same way as the Company proposes to operate. During their time with Highland, Messrs. Francis and Vicari served as executive officers of Highland in accordance with direction and oversight of Highland’s board of directors, as is customary and typical for other public companies. The prior management experience of Messrs. Francis and Vicari disclosed in the Registration Statement similarly depicts service in executive roles subject to oversight by top management and public company boards. As such, Messrs. Francis and Vicari cannot be said to have operated a prior enterprise independently. Accordingly, the Company continues to believe that no prior performance data is required to be presented in the Registration Statement.

Should the Staff disagree with this position, however, the Company has prepared a supplement to the disclosures presented in the initial filing of the Registration Statement and Amendment No. 1 with additional information relating to Highland’s historical financial results. This information has been derived from Highland’s historical financial statements and other records, all of which were filed with the SEC until its sale in July 2007. Although this added disclosure does not follow exactly the layout of the appendices to Guide 5, the Company believes that it presents all of the information about management’s work with Highland, and the results produced by that work, that is material to an investor considering the purchase of shares in the Company’s offering. The Company notes that such supplemental information (with any changes requested by the Staff) would be prepared to include in Amendment No. 2 to the Registration Statement.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that it does not presently intend to include any graphics, maps, photographs or other artwork in the prospectus. To the extent that the Company intends to do so, it will supplementally provide the Staff with copies of any such graphics, maps, photographs or other artwork prior to inclusion in the prospectus.

Securities and Exchange Commission

November 6, 2009

3.	We note that concurrently with the registered offering, in separate private placements you will sell common shares (representing up to $20 million of common shares) to Hyatt Hotels Corporation or its affiliates and common shares to certain of your executive officers and trustees. Please provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release 33-8828”), the concurrent private placements to Hyatt Hotels Corporation (“Hyatt”), BAMCO, Inc. on behalf of its investment advisory client, the Baron Small Cap Fund (“Baron”) (which is disclosed in Amendment No. 1) and certain of the Company’s executive officers and trustees (collectively, the “Private Placement Investors”) should not be integrated with the public offering that is the subject of the Registration Statement. The Commission’s guidance in Release 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release 33-8828 provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 54-56.

The interpretive guidance provided in Release 33-8828 was subsequently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”). In the CDI, the Staff confirmed that, under appropriate

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November 6, 2009

circumstances, there can be a side-by-side private offering, under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Based on the guidance set forth in Release 33-8828, the Company believes that the Section 4(2) exemption is available for its concurrent private placements since the common shares to be sold in the concurrent private placements were not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with each of the Private Placement Investors, and each was directly contacted by the Company outside of the public offering effort. The Company affirms that none of the Private Placement Investors was identified or contacted through the marketing of the public offering, nor did any of them independently contact the Company as a result of the Registration Statement. Accordingly, the Company cannot be said to have identified or contacted the Private Placement Investors through a general solicitation by means of the Registration Statement or otherwise.

As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828, the Company believes that the concurrent private placements are exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and should not be integrated with the Company’s current proposed public offering.

4.	Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

In response to the Staff’s comment, the Company will provide supplementally highlighted copies of the requested industry data sources. The Company confirms that these source materials are publicly available either for free or by paid subscription and were prepared by independent third parties not commissioned or compensated by, the Company.

5.	Please amend your filing to provide the information required by Item 506 of Regulation S-K.

The Company has considered the applicability of Item 506 of Regulation S-K but continues to believe that a dilution analysis is not required in this case. Item 506 requires in pertinent part that a dilution analysis be provided in initial public offerings of common equity when there is a “substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire.” While the Company acknowledges that its founders purchased an aggregate of 100,000 common shares in connection with the Company’s formation and initial capitalization, the Company notes that all such shares are to be repurchased from its founders at the price paid by the founders to acquire them using

Securities and Exchange Commission

November 6, 2009

proceeds of the offering. As a result, the only shares of beneficial interest to be outstanding following the offering are those shares which are to be sold in the offering and the concurrent private placements, or granted under the Company’s Equity Plan upon completion of the offering. Accordingly, the Company does not believe that any such “substantial disparity” will exist so as to trigger a dilution analysis in this transaction and accordingly has not provided any additional disclosure in response to this comment.

6.	We note that you do not believe that your investments in securities will require you to register as an “investment company” under the Investment Company Act of 1940 and you intend to divest securities before any registration would be required. Please provide us with a detailed analysis of the exemption(s) to registration under the Investment Company Act of 1940 that you intend to use, if needed. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company will be primarily engaged in the business of acquiring and owing hotel properties. Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(B) of the Investment Company Act defines an investment company as being engaged or proposing to engage in the business of issuing face-amount certificates of the installment type. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Section 2(a)(24) of the Investment Company Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company intends to conduct its businesses primarily through wholly owned subsidiaries, including its operating partnership, of which it is the sole partner. To the extent the operating partnership admits other partners in the future, the Company will always be the sole general partner and hold in excess of 50% of the limited partnership interests. The Company intends to manage its and each of its subsidiaries’ operations so that neither it nor any of such subsidiaries will ever own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets.

In addition, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly owned and majority owned subsidiaries, it will be primarily engaged in the business of acquiring and owning hotel properties. Finally, neither the Company nor its subsidiaries will engage in the business of issuing face-amount certificates of the installment type.

Securities and Exchange Commission

November 6, 2009

Because neither the company nor any of its subsidiaries will be an investment company as defined in Section 3(a)(1) of the Investment Company Act, it will not be necessary for the Company to qualify for an exemption from registration under such Act.

Prospectus Summary, page 1

7.	We note the various prior performance information appearing on pages one through three regarding Highland Hospitality Corporation in your summary that describes the performance of Highland Hospitality Corporation and that is repeated later in the prospectus. Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe your historical performance. Please revise your disclosure to remove this information from the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 1-3 of the prospectus summary.

Overview, page 1

8.	You disclose that you intend to target overall debt levels of a certain percentage of your historical asset costs on a portfolio basis. The meaning of this is unclear. Please revise to explain in clear, plain language the amount overall debt that you are planning to incur.

In response to the Staff’s comment, the Company has revised the disclosure as requested on the cover page of the prospectus, page 2 and elsewhere in the prospectus.

Competitive strengths, page 2

9.	Please provide a basis for your statement that your management team has a “proven track record.”

In response to the Staff’s comment, the Company has revised its disclosure to delete the phrase “proven track record.”

U.S. lodging industry, page 3

10.	We note your statements in this section and elsewhere in the prospectus that you expect RevPAR to begin improving in the second half of 2010 and, that as a result, 2011 is expected to be the first full year of RevPAR growth and this improvement in industry performance is expected to accelerate for several years following 2011. Please provide your basis for these statements. If true, please also expand your risk factor beginning on page 12, “Failure of the lodging industry to exhibit improvement….,” to explain that your business strategy is dependent on these expectations.

The Company bases the statements referenced above on the HVS lodging industry outlook and forecasts mentioned on page 4 and the experience of the Company’s executive officers with the cyclical nature of the lodging industry. In response to the Staff’s comment, the Company also has revised the risk factor beginning on page 13 as requested.

Securities and Exchange Commission

November 6, 2009

Market opportunity, page 4

11.	Please provide a basis for your statement that there is “limited competition” for your target assets.

In response to the Staff’s comment, the Company has revised the disclosure to remove the phrase “limited competition.”

Our strategy, page 4

12.	You disclose that you will pursue investment opportunities primarily in hotel properties operating under national franchise brands such as Hyatt, Hyatt Regency, Hilton, Marriott, Renaissance, Sheraton and Westin. Please also clearly disclose whether or not you or your officers already have prior relationships with these national franchise brands so that investors will understand the likelihood of you being able to successfully implement this strategy.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 4 and elsewhere in the prospectus.

13.	You disclose that you will seek to acquire hotel properties that are primarily located in high barrier to entry markets in the top 25 Metropolitan Statistical Areas (MSAs). Please explain what makes a market have high barriers to entry, define what an MSA is, and provide some specific examples of the top 25 MSAs that you are considering to initially invest in. Please also disclose if you plan to acquire hotel properties outside the United States and, if so, where.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 4, 5 and 52 of the prospectus.

14.	Please define the concept of “risk-adjusted returns.”

In response to the Staff’s comment, the Company has revised the disclosure as requested to remove the phrase “risk-adjusted returns.”

The offering, page 9

15.	We note your disclosure on page 37 that you do not currently intend to pay distributions from offering proceeds. Your disclosure, however, leaves open the possibility that you may pay distributions from offering proceeds. Please clearly state whether funds for your distributions could include the funds raised in the public and concurrent private offerings. Please add a summary risk factor on pages 5 and 6 to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please also revise the risk factor “We have not established a minimum distribution payment...” beginning at the bottom of page 29.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 37 to clarify that the Company will not use the net proceeds of the offering to pay distributions to shareholders. The Company also has added a summary risk factor as the next to last bullet point under the caption “Summary Risk Factors” on page 6 and has revised the risk factor beginning on page 30 to include the requested disclosure regarding the possibility that the Company may pay distributions from future offering proceeds, borrowings or asset sales.

Securities and Exchange Commission

November 6, 2009

Risk factors, page 11

16.	Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Some of the current risk factor subcaptions do not adequately describe the risk to your business. For example, some of the subcaptions describe an event that may occur in the future, such as “We may not realize any benefits from our sourcing agreement with Hyatt” or state a fact about your business, such as “Our returns depend on management of our hotels by third parties.” Please succinctly state in your subheadings the risks that result from the facts or uncertainties.

In response to the Staff’s comment, the Company has revised the risk factor subcaptions as requested.

17.	Please add a risk factor that specifically addresses the risks to you if you are not able to purchase hotel properties at deep discounts to replacement cost.

In response to the Staff’s comment, the Company notes that the inability to purchase hotel properties at deep discounts to replacement cost does not necessarily affect total returns on the investment. While the discount to replacement cost is one factor the Company will use in assessing the attractiveness of an investment opportunity, it is not determinative of the potential returns the Company may receive from such an investment. Therefore, the Company respectfully submits that an additional risk factor would not be warranted.

18.	Please consider adding a risk factor to discuss your reliance on the technology platform and information systems provided to you by Paramount Hotel Group.

In response to the Staff’s comment, the Company has added a risk factor on page 12 as requested.

Operating our hotels under franchise agreements could adversely affect …, page 13

19.	Please revise this risk factor subheading to briefly explain how the use of franchise agreements could adversely affect your shareholder distributions.

In response to the Staff’s comment, the Company has revised the risk factor subheading on page 14 as requested.

Securities and Exchange Commission

November 6, 2009

Future debt service obligations could adversely affect our overall operating results..., page 15

Our ability to make distributions to our shareholders …., page 17

20.	These risk factors contain multiple risks. Please revise so that each risk factor only focuses on a single risk.

In response to the Staff’s comment, the Company has revised the disclosure as requested so each risk factor focuses on a single risk.

Use of Proceeds, page 35

21.	Please discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel properties.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 35 of the prospectus.

U.S. lodging industry, page 38

22.	Please confirm to us that the forecasts that you have provided in this section have been prepared by independent third party sources. Please disclose the sources to the extent you have not already done so.

In response to the Staff’s comment, the Company confirms that third party independent sources prepared the forecasts referenced above, that copies of source materials will be provided as discussed in the response to comment 4 and that the sources have been disclosed in the Registration Statement.

Our business, page 42

23.	In your Risk Factors section, you disclose that your senior executive officers are your only employees and you expect to rely initially on a technology platform and information systems provided to you by Paramount Hotel Group. Please describe your limited number of employees, your plans for employee growth and your use of technology to run your business in this section.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 43 of the prospectus.

Our team, page 42

24.	We note your disclosure that the sale of Highland resulted in a total return of 127% for one share purchased at the IPO price of $10 per share and the relevant assumptions. Please tell us why you believe this performance measure is relevant to investors in you and describe your methodology for calculating these amounts in greater detail. Please also explain how you have determined that the transaction is “valued at approximately $2 billion.” Please balance your discussion of Highland with any adverse business developments or conditions.

The Company believes that the total returns to investors in Highland are relevant to prospective investors in the Company’s shares because these returns indicate how the Company’s investment and financing strategies—which are similar to those employed by Highland—may perform in a recovering lodging industry. Of course, the Company acknowledges that there are no assurances it will be able to replicate Highland’s performance, and has added further cautionary language to this effect to follow the detailed information as to the calculation of these returns. Please see the added disclosure on page 43 of the prospectus.

Securities and Exchange Commission

November 6, 2009

The following table depicts the returns generated in respect of one share of Highland common stock assuming the share was purchased at the IPO price of $10 per share and assuming reinvestment of all cash dividends paid by Highland on its common stock for all periods following its IPO in additional shares of common stock on the dividend payment date.

Dividend Payment Date	Dividend Paid	Share price on payment date	Shares acquired through dividend reinvestment	Shares owned
7/15/2004	0.13	$10.65	0.012	1.012
10/15/2004	0.09	11.81	0.008	1.020
1/14/2005	0.14	10.94	0.013	1.033
4/15/2005	0.14	10.31	0.014	1.047
7/15/2005	0.14	11.24	0.013	1.060
10/14/2005	0.14	10.41	0.014	1.074
1/13/2006	0.14	11.19	0.013	1.088
4/14/2006	0.16	12.12	0.014	1.102
7/14/2006	0.18	13.36	0.015	1.117
10/13/2006	0.19	14.56	0.015	1.132
1/12/2007	0.22	14.51	0.017	1.149
4/13/2007	0.23	18.35	0.014	1.163

Further, please be advised that the Company has removed the reference to the $2 billion acquisition value throughout the prospectus.

Our strategy, page 46

25.	You disclose that you will seek to acquire hotel properties that are in “good condition” or are “relatively new.” Please disclose what criteria you consider in determining that a hotel property is in good condition and how old you consider a relatively new property to be.

In response to the Staff’s comment, the Company has revised the disclosure as requested to focus on factors it intends to analyze in assessing the condition of a prospective investment opportunity.

26.	You disclose that you will evaluate opportunities to re-brand certain hotels. Please explain in greater detail how the re-branding process works. Please also explain the relevance of your re-branding strategy in light of your strategy to pursue investment opportunities primarily in hotel properties operating under national franchise brands such as Hyatt, Hyatt Regency, Hilton, Marriott, Renaissance, Sheraton and Westin.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 47 of the prospectus.

Securities and Exchange Commission

November 6, 2009

27.	You disclose that you will investigate hotel management at underperforming properties to assess whether you can realize strong returns by acquiring the properties at an attractive price and replacing the property’s management. Please disclose how you intend to perform such investigations on hotel properties that you do not own.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 47 of the prospectus.

Financing policy and strategy, page 47

28.	You disclose that your board of trustees will review your debt limits and policies on a regular basis and will have the ability to amend or modify your leverage policies without the approval of our shareholders. Please additionally disclose how and when you will disclose any changes to your financing policy and strategy to your shareholders.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 48 and 76 of the prospectus.

Management, page 58

Trustees and executive officers, page 58

29.	You disclose that your board of trustees currently consists of two trustees but upon completion of the offering, your board of trustees will consist of additional trustees, each of whom will have been nominated for election and will have consented to serve as a trustee. When such trustees are chosen, please include this information in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Investment policies and policies with respect to certain activities, page 72

30.	You disclose that your investment policies may be amended or revised from time to time at the discretion of your board of trustees without a vote of our shareholders. Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 75 of the prospectus.

Investment in mortgages, structured financings and other lending policies, page 72

31.	You disclose that you may consider offering “purchase money financing.” Please explain this concept.

In response to the Staff’s comment, the Company has deleted this concept from the disclosure.

Securities and Exchange Commission

November 6, 2009

Material U.S. federal income tax considerations, page 93

U.S. federal income taxation of Chesapeake Lodging Trust, page 94

32.	Please update your disclosure prior to seeking effectiveness of the registration statement to state that you have received the opinion of counsel to the effect that your organization and your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2009, and thereafter.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 97 of the prospectus.

Balance Sheet, page F-3

33.	Please clarify to us what is included in other assets of $125,000.

Supplementally, please be advised that this amount represents a retainer paid to the Company’s counsel, which was recorded as a deferred, prepaid offering expense.

Item 36. Financial Statements and Exhibits, page II-3

34.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

The Company acknowledges the Staff’s comment and intends to file a number of the exhibits with Amendment No. 2, but will provide copies of such exhibits to the Staff on a supplemental basis to the extent available sooner. In response to the Staff’s request, we have provided drafts of our legal and tax opinions on a supplemental basis.

35.	We note that you have entered into a sourcing relationship with Hyatt. Please advise us why the sourcing agreement with Hyatt is not filed as an exhibit to the registration statement or, alternatively, please file this agreement with your next amendment to the registration statement.

The Company acknowledges the Staff’s comment and has filed the Hyatt sourcing agreement as an exhibit with Amendment No. 1.

36.	Please also include the form of franchise agreement and form of management agreement you have negotiated with Hyatt as exhibits.

The Company acknowledges the Staff’s comment but respectfully declines to file the forms of management agreement and franchise agreement. Unlike other “forms of” agreements which are being filed with the registration statement in advance of being delivered upon completion of the offering, there is no current plan for the Company and Hyatt to execute the forms of management agreement and franchise agreement. These contracts have been discussed by the parties in the context of framing future negotiations to expedite negotiations of final agreements in the event

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November 6, 2009

the Company were to engage Hyatt to perform these services in connection with acquisitions of hotel properties, unencumbered by existing management or franchise agreements, that may be made by the Company following completion of the offering. The Company will assess, in connection with the delivery of any such management agreement or franchise agreement, whether such contract, when so signed, will constitute a material contract of the Company under Item 601(b)(10) of Regulation S-K, and will take all appropriate action following such assessment.

37.	Please tell us why you are filing the “form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

In response to the Staff’s comment, the Company intends to execute the various agreements concurrently with the closing of this offering. As such, the Company is not able to file final, executed agreements prior to effectiveness of the Registration Statement.

****

Securities and Exchange Commission

November 6, 2009

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 703-610-6170.

Very truly yours,

/s/ Kevin L. Vold

cc:	James L. Francis James E. Showen, Esq. Jay L. Bernstein, Esq. Andrew S. Epstein, Esq.